April 3, 2015

VIA EDGAR

Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:	Pulse Electronics Corporation Schedule 13E-3 filed by Pulse Electronics Corporation, OCM PE Holdings, L.P. and OCM PE Merger Sub, Inc. Filed March 6, 2015 File No. 005-16240

Dear Ms. Duru:

On behalf of Pulse Electronics Corporation, a company incorporated under the laws of the Commonwealth of Pennsylvania (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of March 30, 2015 with respect to the Schedule 13E-3, File No. 005-16240 (the “Schedule 13E-3”), filed on March 6, 2015, by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

We represent the Company. To the extent any response relates to information concerning any of the other filing persons or Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), such response is included in this letter based on information provided by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR under separate cover Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Company intends to mail the Amended Schedule 13E-3 to the shareholders of the Company in compliance with Rule 13e-3(f)(1)(iii) of the Securities Exchange Act of 1934, as amended. Please note that the Amended Schedule 13E-3 also includes other updates to the Company’s disclosures and internal conforming changes. In addition, a copy of the Amended Schedule 13E-3 marked to show changes against the Schedule 13E-3 is being provided to the Staff via email.

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Securities and Exchange Commission April 3, 2015 Page 2

Schedule 13E-3

Item 13

1.	We note the filing of the Form 10-K for the fiscal year ended December 31, 2014. Please update the financial statements and related disclosure throughout the transaction statement accordingly. Refer to Item 13 of Schedule 13E-3 and Item 1010(c) of Regulation M-A.

The Company has updated the financial statements and related disclosure in the Amended Schedule 13E-3 in accordance with the Staff’s comment and the requirements of Item 13 of Schedule 13E-3 and Item 1010(c) of Regulation M-A. Please refer to pages 41 - 43 of the Amended Schedule 13E-3.

Introduction

1.	You disclose that “no Filing Person, including Pulse, is responsible for the accuracy of any information supplied by any other Filing Person.” The filing persons are responsible for the accuracy and completeness of the Schedule 13E-3. The disclaimer that no filing person takes responsibility for the accuracy of such information as it relates to any other Filing Person is inconsistent with the certification that accompanies each filing person’s signature on the Schedule 13E-3. Please revise.

The Amended Schedule 13E-3 has been revised to reflect the Staff’s comment by deleting the disclaimer at the end of the “Introduction”.

2.	Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please revise to include disclosure stating that the safe harbor provisions in the Form 10-K recently filed and the other documents incorporated by reference into the transaction statement, do not apply to any forward-looking statements the filing parties make in connection with the going private transaction.

The Amended Schedule 13E-3 has been revised to disclose that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to the going-private transaction. Please refer to page 1 of the Amended Schedule 13E-3.

Background of the Transaction, page 7

3.	Refer to disclosure on page 10 regarding the Oaktree proposal which required a “rationalization of Pulse’s capital structure, with Oaktree becoming Pulse’s 100% equity owner…” Please supplement the disclosure to further explain this statement from the perspective of each of the Filing Persons. Also, please identify whether any percentage ownership below a 100% was considered and if so, why it was rejected and by which Filing Party. Refer also to our subsequent comment 5.

The Amended Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 7 and 10 of the Amended Schedule 13E-3.

Securities and Exchange Commission April 3, 2015 Page 3

4.	Please briefly supplement your discussion to reference any material meetings and discussions amongst the Oaktree Filing Persons leading up to the decision to take the company private. Refer generally to Item 5 of Schedule 13e-3 and corresponding Item 1005.

The Amended Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 10 of the Amended Schedule 13E-3.

Purposes, Alternatives and Reasons of Pulse for the Transaction, page 12

Purposes, page 12

5.	Each filing person, inclusive of the Oaktree Filing Persons, must individually comply with the requirements of Schedule 13E-3, including Items 7 and 8. Please supplement the disclosure included here and/or on page 20 - 21 under “Purposes and Reasons of the Oaktree Filing Persons for the Transaction” to further describe the Oaktree Filing Persons purposes and reasons for the transaction and the alternatives they considered.

The Amended Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 12 - 14 and pages 21 - 22 of the Amended Schedule 13E-3.

6.	Please refer to Item 1013(c) of Regulation M-A. Please supplement the discussion with respect to the Oaktree Filing Persons’ reasons for undertaking the transaction at this time (i.e., why they are choosing to make the Investment on the terms described and take the company private at this time).

The Amended Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 21 of the Amended Schedule 13E-3.

7.	Please refer to disclosure that “Pulse believes that effecting the Transaction is in the best interest of Shareholders…” The basis for the statement is not clear. As noted in subsequent disclosure, unaffiliated shareholders will cease to have any equity interest in the company, will not participate in any of the potential benefits the company hopes to achieve following the execution of management’s “turnaround” plans and will be required to surrender their equity interests involuntarily in exchange for the Merger Price. Please revise or advise.

The Amended Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 13 - 14 of the Amended Schedule 13E-3.

Third-Party Financing, page 14

8.	We refer to disclosure regarding the conclusions reached by the Special Committee that “the Transaction with Oaktree would be expected to result in a higher price…” for the reasons specified in the disclosure. Please provide additional context to this disclosure and the basis of such determination. Consistent with Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A, please clarify whether any attempt was made to solicit or gauge third-party interest in an alternative transaction. If no other parties were solicited or interest gauged, revise to clearly state this fact.

Securities and Exchange Commission April 3, 2015 Page 4

The Amended Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 14 of the Amended Schedule 13E-3.

Effects, page 16

9.	Refer to Item 7 of Schedule 13E-3 and Instruction 3 to Item 1013(d) of Regulation M-A. Please revise to describe further the effect of the transaction on the Oaktree Filing Persons. In this regard, we note reference in the Form 10-K for the fiscal year ended 2014 to the company’s net operating losses, foreign tax credit carry forwards and research and development credit carry forwards, which are set to expire at various timeframes in the future. Please disclose each affiliate’s interest in dollar amounts and percentages.

The Amended Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 17 of the Amended Schedule 13E-3.

Position of the Oaktree Filing Persons…, page 21

10.	Please refer to prior comment 5. We note that the Oaktree Filing Persons disclose their general agreement with the discussion as to fairness provided by the Special Committee and the Pulse Board. However, the Oaktree Filing Persons must provide their own discussion of the fairness of the transaction or expressly adopt the analysis and conclusions of the Special Committee and Pulse Board regarding the fairness of the transaction, if appropriate. Also note that if the company considered different factors than Oaktree or if the company did not address all of, or did not focus in the same way on, the factors listed in Instruction 2 to Item 1014 of Regulation M-A, then the Oaktree Filing Persons should discuss any unaddressed or differently addressed factors in reasonable detail or explain in detail why the factor(s) were not deemed relevant or material.

The Amended Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 22 of the Amended Schedule 13E-3.

Reports, Opinions, Appraisals and Negotiations, page 21

11.	We note that projections were provided to the financial advisor. Please confirm whether all material projections that were provided have been disclosed in the Transaction Statement. If not, please disclose such projections or advise.

The Amended Schedule 13E-3 has been revised to add a subsection entitled “Certain Financial Projections,” which discloses all the projections that were provided by the Company to Houlihan Lokey that were material to the financial analysis conducted by Houlihan Lokey. Please refer to pages 29 - 32 of the Amended Schedule 13E-3.

12.	We note that you have included non-GAAP financial measures in this section. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

The Amended Schedule 13E-3 has been revised to provide the disclosure required by Rule 100 of Regulation G. Please refer to page 31 of the Amended Schedule 13E-3.

Securities and Exchange Commission April 3, 2015 Page 5

13.	Please revise to include the projections and/or material assumptions that underlie the Selected Company Analysis, inclusive of how the various metrics and multiples were derived.

The Amended Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 26 - 28 of the Amended Schedule 13E-3.

14.	We refer to disclosure that indicates Houlihan Lokey compared the company and the transaction to companies and transactions it deemed to be relevant. Please supplement the disclosure to list the basis upon which selected companies and transactions were chosen. For example, specify criteria or characteristics that are similar and/or dissimilar to those of the company and the transaction being compared.

The Amended Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 26 - 28 of the Amended Schedule 13E-3.

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Please note that attached hereto as Exhibit A is the written acknowledgement by each of Pulse Electronics Corporation and the other filing persons, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (212) 398-5787.

Sincerely, /s/ Ira L. Kotel Ira L. Kotel Partner
cc:	Victor H. Boyajian, Esq., Dentons US LLP Craig M. Garner, Esq., Latham & Watkins LLP Kenneth M. Schneider, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

Securities and Exchange Commission April 3, 2015 Page 6

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of March 30, 2015 with respect to the Schedule 13E-3, File No. 005-16240 (the “Schedule 13E-3”), filed on March 6, 2015, by Pulse Electronics Corporation and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with Amendment No. 1 to the Schedule 13E-3 filed concurrently with the submission of this acknowledgement, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pulse Electronics Corporation

By:	/s/ Michael C. Bond
Name:	Michael C. Bond
Title	Senior Vice President and Chief Financial Officer

OCM PE HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, LLC
Its:	Managing Member

By:	/s/ Kenneth Liang
Name:	Kenneth Liang
Title:	Authorized Signatory

By:	/s/ Kaj Vazales
Name:	Kaj Vazales
Title:	Authorized Signatory

OCM PE MERGER SUB, INC.

By:	/s/ Kenneth Liang
Name:	Kenneth Liang
Title:	Director